UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 001-37503
CUSIP: 05580M 108

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q

	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

B. Riley Financial, Inc.
Full Name of Registrant

Former Name if Applicable

11100 Santa Monica Blvd., Suite 800
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90025
City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

B. Riley Financial, Inc. (the “Registrant”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) by March 1, 2023, the required filing date, due to delays experienced in finalizing the audit of the Registrant’s financial statements. This delay resulted from the acquisition of certain operating companies during the year ended December 31, 2022, including the closing of the most recent acquisition during the fourth quarter of 2022.  The Registrant is compiling the required information to complete the Annual Report and the audit of the financial statements to be included in the Annual Report. The Registrant does not anticipate any changes to the financial results for the fourth quarter and year ended December 31, 2022 disclosed in that certain Current Report on Form 8-K dated February 22, 2023. The Registrant anticipates that it will file the Annual Report no later than March 16, 2023, the fifteenth calendar day following the prescribed filing date.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Phillip J. Ahn	(310)	966-1444
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant issued a press release dated February 22, 2023 describing its financial results for the fourth quarter and fiscal year ended December 31, 2022. As noted above, the Registrant does not expect any changes to those financial results as reported in its press release furnished as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K dated February 22, 2023.

B. Riley Financial, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 1, 2023	By:	/s/ Phillip J. Ahn
Phillip J. Ahn
Chief Operating Officer and Chief Financial Officer

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